UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 9 November 2006

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

Enclosures: SENS announcements : Dealings in securities by directors of Sasol Limited or a major subsidiary of Sasol Limited during October 2006:

1. 2 October 2006
2. 3 October 2006
3. 5 October 2006
4. 6 October 2006

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the company")

NOTICE OF GRANT OF SHARE OPTIONS

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce that Mr J A van der Westhuizen, a
director of a major subsidiary of the company, Sasol Synfuels (Pty)
Limited, was granted 10 000 additional share options on 2 October 2006 in
terms of the Sasol Share Incentive Scheme "the Scheme" at an option offer
price of R 238,25 per share, being the price of a Sasol Limited ordinary
share on the date preceding the approval of the offer. This price will
be used to calculate the consideration payable by Mr J A van der
Westhuizen for the shares.

Mr Van de Westhuizen's interest in the transaction mentioned above is a
direct beneficial interest.

Approval for the allocation was given by the Trustees of the Sasol Share
Incentive Trust on 26 September 2006.

Share options not accepted within one month will lapse.

In terms of the Scheme rules one third of the options vest on the second
anniversary date of the grant, a further third on the fourth anniversary
and the final third on the sixth anniversary.

2 October 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALING IN SECURITIES BY DIRECTORS OF A MAJOR SUBSIDIARY OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities
of Sasol by directors of a major subsidiary of the Company:

On 29 September 2006, Mr C F Rademan, a director of Sasol Synfuels
(Proprietary) Limited, concluded the following transaction in Sasol
ordinary shares:

a)   1 900 ordinary Sasol shares were bought by him in terms of the
       Sasol Share Incentive Scheme for R25,10 per share for a total
       consideration of R47 690,00.

Mr Rademan's interest in the shares mentioned above is a direct
beneficial interest. This transaction was cleared by the Chairman of the
Sasol Synfuels (Proprietary) Limited board.

On 29 September 2006, Mr P B de Wet, a director of Sasol Synfuels
(Proprietary) Limited, concluded the following transactions in Sasol
ordinary shares:

a)   1 100 ordinary Sasol shares were bought by him in terms of the
       Sasol Share Incentive Scheme for R25,10 per share for a total
       consideration of R27 610,00; and

b)   1 300 ordinary Sasol shares were bought by him in terms of the
       Sasol Share Incentive Scheme for R54,00 per share for a total
       consideration of R70 200,00.

Mr De Wet's interest in the shares mentioned above is a direct beneficial
interest. These transactions were cleared by the Chairman of the Sasol
Synfuels (Proprietary) Limited board.

On 2 October 2006, Mr M V Sisulu, a director of Sasol Synfuels
(Proprietary) Limited, concluded the following transaction in Sasol
ordinary shares:

a)   27 900 ordinary Sasol shares were bought by him in terms of the
       Sasol Share Incentive Scheme for R104,40 per share for a total
       consideration of R2 912 760.

Mr Sisulu's interest in the shares mentioned above is a direct beneficial
interest. This transaction was cleared by the Chairman of the Sasol
Synfuels (Proprietary) Limited board.

3 October 2006
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL
LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities
of Sasol by a director of a major subsidiary of the Company:

On 4 October 2006, Mr J A van der Westhuizen, a director of Sasol
Synfuels (Proprietary) Limited, concluded the following transaction in
Sasol ordinary shares:

a)   13 900 ordinary Sasol shares were bought by him in terms of the
      Sasol Share Incentive Scheme for R57,50 per share for a total
      consideration of R799 250,00.

Mr Van der Westhuizen's interest in the shares mentioned above is a
direct beneficial interest. This transaction was cleared by the Chairman
of the Company.

5 October 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL
LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transaction in securities
of Sasol by a director of a major subsidiary of the Company:

On 5 October 2006, Mr C F Rademan, a director of Sasol Synfuels
(Proprietary) Limited, concluded the following transaction in Sasol
ordinary shares:

a)   330 ordinary Sasol shares were bought by him for R239,45 per share
      for a total consideration of R79 018,50.

Mr Rademan's interest in the shares mentioned above is a direct
beneficial interest. This transaction was cleared by the Chairman of the
Sasol Synfuels (Proprietary) Limited board.

6 October 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 9 November 2006

By: /s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary